Exhibit 99.1

$4 Million USD Received in PowerBank $41 Million USD Transaction with Solar Advocate Development

●	$41 Million USD Transaction Reinforces PowerBank’s Growth Model; Seven-Year Strategic Alliance Expands with Three Additional Community Solar Facilities

●	PowerBank Strengthens New York Market Position with 11th Solar Advocate Development Partnership Project

●	16.87 MW of Total Projects Included in Transaction including Elmira, Jordan Road 1, and Jordan Road 2 Projects; Partnership Since 2018 Validates PowerBank’s Development Excellence

Toronto, Ontario, December 24, 2025 — PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company”), a leader in North American energy infrastructure development and asset ownership, today announced that further to its press release of December 21, 2025, the Company has received the first $4 million USD payment from Solar Advocate Development LLC (the “Owner”) for the development of these projects.

The latest collaboration encompasses three Community Solar facilities—Elmira, Jordan Road 1, and Jordan Road 2 (collectively, the “Projects”)—in a transaction valued at approximately $41 million USD that includes full engineering, procurement, and construction services through commercial operation. PowerBank expects to receive the full transaction value over the development and construction period as project milestones are achieved. This milestone underscores the strength of a strategic partnership that has consistently delivered permitted, interconnected solar assets since 2018. The Projects represent a combined 16.87 MW of clean energy generation capacity.

Dr. Richard Lu, CEO of PowerBank, commented: “Reaching our 11th project with Solar Advocate Development isn’t just a transaction milestone—it’s a testament to PowerBank’s ability to consistently deliver permitted, interconnected assets that meet the highest quality standards. This seven-year partnership validates our development expertise and reputation in the New York market. The One Big Beautiful Bill Act has created urgent conditions to monetize select development projects while maintaining our IPP growth focus. These proceeds enable PowerBank to deliver the Projects in a timely manner for Solar Advocate Development.”

Transaction Progress Demonstrates Execution Strength

PowerBank has already received $4 million USD in initial payments for the Elmira, Jordan Road 1, and Jordan Road 2 projects, with the remaining balance of the $41 million transaction value expected to be realized as construction milestones are achieved throughout the development period. This payment structure reflects standard industry practice for solar EPC contracts, where revenue recognition aligns with project advancement and de-risking activities.

The receipt of initial payments validates PowerBank’s successful completion of critical early-stage development work, including:

● Utility interconnection agreements securing grid connection rights

● Comprehensive permitting from local authorities having jurisdiction

● NYSERDA program qualification positioning Projects for state incentives

● Site control, environmental assessments, and engineering designs

These development capabilities—transforming non-argriculture raw land into construction-ready solar projects—represent PowerBank’s core competitive advantage and the foundation of the Company’s relationships with repeat customers like Solar Advocate Development.

Eight Years of New York Community Solar Excellence

Since entering the New York Community Solar market in 2017, PowerBank has established itself as a leading developer of distributed solar projects across the State. The 11 completed or under development projects with Solar Advocate Development represent a multi-year strategic relationship built on consistent execution and quality delivery.

PowerBank’s New York operations have demonstrated strong financial performance, with project-level margins and profitability metrics detailed in the Company’s publicly available financial statements on the PowerBank Investors page. The Company’s community solar development business has contributed to PowerBank’s return to profitability, as detailed in recent quarterly reporting.

In Q1 2025, PowerBank returned to profitability with 106% year-over-year gross profit growth, demonstrating the financial strength of the Company’s development and construction business model. These results, available in detail on the Company’s investor relations page, validate PowerBank’s ability to generate attractive margins on community solar development projects while building long-term customer relationships.

The New York State solar market represents one of the most sophisticated regulatory environments in North America, with complex interconnection requirements, local permitting processes, and state incentive programs. PowerBank’s proven ability to navigate this landscape—demonstrated through 11 projects delivered or under development with a single repeat customer—positions the Company as a trusted partner for solar asset buyers seeking de-risked, construction-ready projects.

Capitalizing on Policy-Driven Market Acceleration

PowerBank’s decision to monetize these development-stage assets reflects the Company’s agile response to market dynamics created by the One Big Beautiful Bill Act. The legislation has compressed construction timelines industry-wide, creating an opportune window for strategic project sales that can generate immediate capital returns while maintaining PowerBank’s construction management revenue stream through the EPC phase.

Community solar projects like Elmira, Jordan Road 1, and Jordan Road 2 represent a high-growth market segment. These facilities enable residential and commercial customers without suitable rooftop space to access clean energy benefits through subscription models. By serving multiple off-takers from a single ground-mount installation, community solar projects achieve economies of scale while expanding renewable energy access to underserved market segments.

PowerBank’s dual-track growth strategy, building a portfolio of long-term IPP assets while selectively monetizing development projects to accelerate capital deployment demonstrates the business acumen available through PowerBank’s vertically integrated business model and experienced leadership team supports win-win transactions for PowerBank partners.

There are several risks associated with the development of the Projects. The development of any project is subject to the continued availability of third-party financing arrangements for the Owner and the risks associated with the construction of a solar power project. Each EPC agreement includes a corresponding guarantee agreement entered into between Owner and the Company that provides that the Owner shall have, if it is not satisfied with its due diligence, the absolute and unconditional right to sell, transfer, convey or assign the Project back to the Company (“Sell-Back Right”) without incurring any further liabilities by providing written notice to Company at any time within 60 days of December 19, 2025. If any EPC agreement is terminated, the Company will not achieve the transaction value and will required to return any funds that have been received associated with the terminated Project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this press release.

About PowerBank Corporation

PowerBank Corporation is a North American renewable energy developer and independent power producer specializing in distributed solar and Battery Energy Storage System (BESS) projects across Canada and the United States. The Company’s integrated business model encompasses project development, construction management, and long-term asset ownership, serving utility, commercial, industrial, municipal, and residential off-takers.

PowerBank’s diversified portfolio strategy spans multiple leading North American markets and includes utility-scale projects, host off-taker arrangements, community solar installations, and virtual net metering programs. The Company has successfully developed and constructed renewable energy projects exceeding 100 megawatts of combined capacity and maintains a robust development pipeline of over one gigawatt of potential future projects.

To learn more about PowerBank Corporation and its commitment to accelerating the clean energy transition, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the solar power projects mentioned in this press release; the expected value of the EPC agreements; the reduction of carbon emissions; and the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: that the Owner will not exercise the Sell-Back Right; obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Owner may exercise the Sell-Back Right and require the Company to reacquire any of the Projects and return the related funds received; the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559

Source: PowerBank Corporation